Shares Listed Toronto Stock Exchange Ticker Symbol: ARZ NYSE Amex Ticker Symbol: AZK U.S. Registration: (File #001-31893)

THIRD QUARTER REPORT
SEPTEMBER 30, 2009

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Aurizon reports financial results for the third quarter of 2009, which have been prepared on the basis of available information up to November 2, 2009.  Management’s Discussion and Analysis should be read in conjunction with the most recent audited annual financial statements of the Company.

The third quarter was highlighted by the following activities:

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Project debt of $21 million repaid in full and $28 million released from restricted accounts.

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Revenues of $44.2 million, matching second quarter’s record revenues.

•

 Cash flow from operating activities of $17.6 million, up 24% compared to same quarter of 2008.

•

Earnings of $8.2 million, or $0.05 per share, and adjusted earnings of $7.7 million, or $0.05 per share.

•

Gold production of 43,962 ounces, 10% higher than plan and 6% higher than the same quarter of 2008.

•

Total cash costs of US$392 per ounce, 3% lower than same quarter of 2008.

At September 30, 2009, Aurizon had cash balances of $108 million, working capital of $95.4 million, and no bank debt.

FINANCIAL RESULTS

Third Quarter 2009

Earnings of $8.2 million, or $0.05 per share, were achieved in the third quarter of 2009, compared to earnings of $7.1 million, or $0.05 per share, in the same period of 2008.  Results were positively impacted by non-cash derivative gains of $0.6 million on an after tax basis.  After adjusting for this item, earnings for the quarter were $7.7 million, or $0.05 per share, compared to adjusted earnings in the third quarter of 2008 of $4.3 million or $0.03 per share.  In 2008, operating results were positively impacted by non-cash derivative gains of $2.8 million, on an after tax basis.

Revenue from Casa Berardi operations increased to $44.2 million in the third quarter of 2009 from the sale of 43,650 ounces of gold, compared to $35.5 million from the sale of 40,228 ounces of gold in the same quarter of 2008, as a result of more gold ounces sold, a weaker Canadian dollar and higher realized gold prices.  The average realized gold price was US$929 per ounce and the average Cad/US exchange rate was 1.084, compared to realized prices of US$845 per ounce at an average exchange rate of 1.04 in the same quarter of 2008.  The 2009 average realized gold price includes the sale of 20,026 ounces of gold at an average price of US$886 per ounce from the exercise of call options, compared to 11,525 ounces of gold sold at an average price of US$832 per ounce from the exercise of call options in the third quarter of 2008.  Actual gold production in the quarter was 43,962 ounces, compared to 41,522 ounces in the same quarter of 2008.

THIRD QUARTER REPORT
SEPTEMBER 30, 2009

Operating costs in the third quarter of 2009 totalled $19.0 million, while depletion, depreciation and accretion (“DD&A”) totalled $10.1 million.  On a unit cost basis, total cash costs per ounce of gold sold were US$3921 and DD&A was US$212 per ounce, for a total production cost of US$604 per ounce.

In the third quarter of 2009, the Company effectively reduced its exposure to the gold call options sold by purchasing 16,614 ounces of call options expiring in 2010 with an exercise price of US$863 per ounce.  This purchase effectively reduces by 25% the Company’s ounces that are subject to call options in 2010 and raises the average call price in 2010 from US$908 per ounce to US$923 per ounce.  The cost of the purchase, totalling $2.6 million, has been reflected on the balance sheet as a derivative instrument asset and changes in the fair value of the call options are reflected in earnings.

In the third quarter of 2009, a stronger Canadian dollar; the expiry of gold call options and foreign exchange contracts; and the purchase of call options to allow the participation in higher gold prices, partially mitigated by rising gold prices; resulted in a non-cash derivative gain of $0.7 million.  Including the fair value of the gold call options purchased, the net unrealized derivative liabilities at September 30, 2009, totalled $9.1 million compared to net unrealized derivative liabilities of $25.4 million at December 31, 2008.  In the same quarter of 2008, the non-cash gain was $3.5 million.  There are no margin requirements with respect to these derivative positions.

Administrative and general costs in the third quarter of 2009 were higher than the same period of 2008 at $2.3 million, compared to $1.9 million.  Excluding non-cash stock based compensation charges, general and administrative costs were $1.7 million in 2009 compared to $1.5 million in the same quarter of 2008.

Exploration and pre-feasibility expenditures of $0.7 million incurred in respect of Joanna and Kipawa were charged to operations during the third quarter of 2009, compared to $3.1 million in the same period of 2008.

Income and resource taxes totalled $4.7 million, of which $2.1 million are current Quebec mining taxes and $2.6 million are future income taxes. The future income taxes are a result of temporary differences between the tax and accounting bases of the Company’s assets and liabilities.

Foreign exchange gains totalling $0.4 million were realized in the third quarter of 2009, compared to a gain of $0.8 million in the same quarter of 2008.  The primary cause for the exchange gains in the third quarter of 2009 was the delivery of US$15.0 million dollars into foreign exchange contracts at rates more favourable than the prevailing market rates.

Cash flow from operating activities increased 24% to $17.6 million in the third quarter of 2009, compared to cash flow of $14.2 million in the same period of 2008.  A weaker Canadian dollar and higher realized US dollar gold prices resulted in a 14% increase in realized Canadian dollar gold prices and a wider operating profit margin in the third quarter of 2009, compared to the same period last year.

Capital expenditures totalled $8.3 million in the third quarter, of which $4.0 million was on sustaining capital and $4.3 million was on exploration activity at Casa Berardi.

A decision to repay the project debt in full in the third quarter resulted in the release of restricted cash of $30.2 million which had been maintained in accordance with the terms of the debt facility.

The Company received $3.3 million of Quebec refundable mining credits during the third quarter of 2009.

Aggregate investing activities resulted in cash inflows of $22.6 million during the third quarter of 2009, compared to outflows of $6.1 million in the same period of 2008.

The project debt totalling $21.0 million was repaid in full on September 30, 2009.  The exercise of incentive stock options provided $0.4 million, resulting in a net cash outflow of $20.6 million from financing activities during the third quarter of 2009.  In the same period of 2008, financing activities resulted in net cash outflows of $12.8 million.

1 See “Non-GAAP measures” on page 9.

THIRD QUARTER REPORT
SEPTEMBER 30, 2009

Nine Months 2009

Earnings for the nine months ended September 30, 2009, were $26.8 million or $0.17 per share, compared to earnings of $9.0 million or $0.06 per share in the same period of 2008.  Results were impacted by non-cash derivative gains of $10.1 million on an after tax basis.  After adjusting for this item, earnings for the first nine months were $16.8 million, or $0.11 per share, compared to adjusted  earnings in the same period of 2008 of $9.6 million or $0.07 per share, which included the impact of the recovery of defense costs of $3.2 million, on an after tax basis.

Cash flow from operating activities in the first nine months of 2009 totalled $59.8million, compared to cash flow of $48.7 million for the same period of 2008.  Operating profit margin per ounce increased 13% to US$5211 per ounce for the nine months ended September 30, 2009, compared to US$462 per ounce in the same period of 2008.

Investing activities in the first nine months of 2009 resulted in a net cash outflow of $7.1 million, of which $29.0 million was incurred on capital and exploration expenditures, $2.6 million spent purchasing gold call options, whilst cash inflows were generated from the release of the restricted cash balances totalling $21.2 million and $3.3 million from refundable mining credits.  In the same period of 2008, investing activities resulted in a net cash outflow of $21.1 million of which $19.1 million was incurred on capital expenditures, $3.7 million was transferred to restricted cash accounts, and $1.6 million was received from refundable mining credits.

Financing activities during the first nine months of 2009 resulted in a net cash inflow of $20.9 million due to the $47.3 million public equity financing and $3.4 million from the exercise of incentive stock options, reduced by principal debt repayments of $29.2 million and repayment of a $0.6 million government assistance obligation.  In the same period of 2008, financing activities resulted in a net cash outflow of $37.4 million due to principal debt repayments of $39.9 million, reduced by the exercise of incentive stock options totalling $2.5 million.

CASH RESOURCES AND LIQUIDITY

As at September 30, 2009, cash balances increased to $108 million, compared to $55.6 million at the beginning of the year.  Included in the December 31, 2008 cash balances are restricted cash amounts in respect of the Casa Berardi debt facility totalling $21.2 million.

In order to release the restricted cash balances and eliminate further annual administrative fees associated with the project debt, the Company decided to repay the project debt in full in September 2009 in advance of the final scheduled payment in March 2010.  The final principal payment of $21 million was made in September thereby allowing the release of $28 million to the Company’s general account in the third quarter.

Aurizon had working capital of $95.4 million as at September 30, 2009, compared to $24.1 million at the end of 2008.  Reflected in working capital are net derivative liabilities totalling $9.1 million compared to $13.3 million at the end of 2008.

Long-term debt related to refundable government assistance and capital leases totalled $0.7 million at September 30, 2009, compared to long-term debt of $9.4 million at the beginning of the year, which included project debt of $8.25 million.

1 See “Non-GAAP measures” on page 9.

THIRD QUARTER REPORT
SEPTEMBER 30, 2009

CASA BERARDI

Casa Berardi produced 43,962 ounces of gold in the third quarter of 2009, and 43,650 ounces were sold at an average price US$929 per ounce.  Since commissioning the mill in November 2006, Casa Berardi has produced 458,832 ounces of gold.

Operations			2009		2008
	YTD	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating results
Tonnes milled	516,333	178,420	170,429	167,484	169,291	161,358	160,054	163,694
Grade – grams/tonne	7.97	8.14	7.84	7.93	7.70	8.58	7.73	8.63
Mill recoveries - %	92.8%	94.2%	92.8%	91.3%	91.5%	93.3%	92.7%	92.6%
Gold Production – ounces	122,802	43,962	39,874	38,966	38,363	41,522	36,871	42,074
Gold sold – ounces	123,092	43,650	42,042	37,400	38,348	40,228	41,217	39,611
Per ounce data – US$
Average realized gold price	$906	$929	$897	$888	$793	$845	$869	$877
Total cash costs [1]	$385	$392	$386	$379	$356	$405	$436	$422
Amortization [2]	194	212	189	183	226	211	210	191
Total production costs [3]	$579	$604	$575	$562	$582	$616	$646	$613

Table footnotes:

1

Operating costs net of by-product silver credits, divided by ounces sold, and divided by the average Bank of Canada Cad$/US$ rate.

2

Depreciation, depletion and accretion expenses divided by ounces sold, and divided by the average Bank of Canada Cad$/US$ rate.

3

Total cash costs plus depreciation, depletion and accretion expenses per ounce of gold sold.

Ore throughput in the mill during the third quarter of 2009 increased to 178,420 tonnes from 161,358 tonnes in the same period of 2008 as a stable daily production rate of 1,939 tonnes per day was achieved.  An average ore grade of 8.1 grams/tonne was achieved in the third quarter of 2009, in line with plan.  Mill recoveries averaged 94.2% in the third quarter of 2009.  This compares to ore grades of 8.6 grams/tonne and mill recoveries of 93.3% in the third quarter of 2008.

Since March 2009, ore feed has been provided by three different zones including the 113 Zone, the NW Zone, and the newly developed Lower Inter Zone, thereby improving flexibility in the mining operations.

Total cash costs, on the basis of gold sold, were US$392 per ounce in the third quarter of 2009, in line with plan, compared to US$405 per ounce in the third quarter of 2008. A slightly weaker Canadian dollar in the third quarter of 2009 was the primary factor for the lower unit costs compared to those achieved in the same period of 2008.  Unit mining costs in the third quarter of 2009 were $103 per tonne, similar to the same quarter of 2008 costs of $101 per tonne.   Operating profit margin per ounce increased 22% to US$537 per ounce from US$440 per ounce in the same quarter of 2008.

THIRD QUARTER REPORT
SEPTEMBER 30, 2009

-5

Casa Berardi Exploration

An aggressive exploration program is in progress at Casa Berardi, following completion of the exploration drift at the 810 metre level, east of Zone 113 and south of the Casa Berardi fault.  Drilling is in progress to test the depth extension of Zone 113, the continuity and extension of zones previously discovered by surface drilling in the Principal Zone area, the west extension of the Lower Inter Zone, and along the dip extension of the East Mine with the objective of delineating mineral resources.  Ten surface and underground drill rigs are currently active on site.

Recent drilling from the 280 metre level drift has targeted two parallel zones, 124-1 and 124-2, approximately 20 to 30 metres apart, that have over 100 metres of strike length between a depth of 100 metres and 350 metres. The drill results indicate high grade trends within the zones, with intersections such as 59.4 grams of gold per tonne over 7.0 metres in Zone 124-1, and 16.2 grams of gold per tonne over 4.2 metres in Zone 124-2.

In addition, recent drilling from the new 810 metre level drift has returned high grade intersections such as 16.8 grams of gold per tonne over 5.3 metres and 18.9 grams of gold per tonne over 4.0 metres in Zone 120, located 650 metres east of the current production shaft.

For the remainder of 2009, $5.0 million will be invested at Casa Berardi for exploration activities, including $ 2.2 million on underground development and infrastructure.

OTHER PROPERTIES

Joanna Gold Property

Exploration activities in the first half of 2009 resulted in the discovery of two new mineralized trends which were identified north and south of the main Heva-Hosco gold bearing trend at Joanna.  Both discoveries remain open on strike and down dip.  A winter program comprising 17,000 metres of drilling to test the aforementioned targets and to optimise the mineral resources in the Hosco block has been initiated.  Two drill rigs are currently active and a third rig is expected to be added before year end.

The pre-feasibility study on the Hosco block is nearing completion and is subject to review by management.  The study will incorporate the measured and indicated resources of approximately 1.27 million ounces of gold, together with the results of recently completed metallurgical tests.  The study will also be completed in accordance with the Company’s global development principles supporting technical, economic, environmental and social considerations.  During the quarter, various informational meetings were held with all stakeholder groups in order to listen and understand their views. The feedback was positive and recommendations have been incorporated into the pre-feasibility study, results of which will be released shortly.

Kipawa Gold Property

A program of soil sampling in areas of interest contiguous to gold showings identified in 2008 was completed in order to extend the known gold structures, and better define gold targets.  Upon analysis and evaluation of the results of this program, a winter drill program may be initiated.

OUTLOOK

Based upon the first nine month results and the mine plan for the fourth quarter, Casa Berardi remains on target to produce at the upper range of the 150,000 to 155,000 ounces of gold forecast at the beginning of the year.  The continued strength of the Canadian dollar and expected sequencing of lower ore grades in the fourth quarter has resulted in a revision to the forecast total cash costs of US$414 per ounce for the full year, assuming a Cad$/US$ exchange rate of 1.05 in the fourth quarter 2009.  Previous guidance for 2009 was US$405 per ounce assuming a Cad$/US$ exchange rate of 1.10 for the second half of 2009.

Sustaining capital costs at Casa Berardi for the remainder of 2009 are estimated to total $4.1 million, including $3.6 million for the development of the upper and lower portions of the 113 Zone and of the Lower Inter Zone and $0.5 million on property, plant and mine equipment improvements. In addition, a further $5.0 million will be spent on exploration.

THIRD QUARTER REPORT
SEPTEMBER 30, 2009

The Company is in a strong financial position at September 30, 2009, with cash balances of $108 million, working capital of $95.4 million, and no bank debt.  The outlook for gold remains positive which should provide strong profit margins and operating cash flows from Casa Berardi and further strengthen Aurizon’s balance sheet while continuing to fund its planned exploration and capital programs.

With the stability of operations at Casa Berardi providing significant cash flow and a strong balance sheet, the Company continues to actively pursue opportunities to enhance its growth profile.

International Financial Reporting Standards (“IFRS”)

Publicly listed enterprises will be required to adopt IFRS in replacement of Canadian Generally Accepted Accounting Principles on January 1, 2011.  This transition will require the Company to present its March 31, 2011 financial statements under IFRS, with restated comparative information.  The conversion to IFRS will impact the Company’s accounting policies, information technology, and financial reporting systems which include internal controls over financial reporting, data systems, and disclosure controls and procedures.  The transition may also impact certain business processes, contractual agreements, debt covenants and compensation arrangements.

The Company has established a project team that reports regularly to Management and the Audit Committee to ensure a seamless transition to IFRS. We have identified four phases to our implementation plan:

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Phase 1 - Preliminary Diagnostic & Project Plan Development

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Phase 2 - Detailed Analysis of Key IFRS Conversion Topics

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Phase 3 - Implementation

•

Phase 4 - Post Implementation Review

Phase 1

The Preliminary Diagnostic of key elements of the transition to IFRS that will impact the company’s financial statements was completed by a third party service provider in July 2009. This diagnostic has identified and ranked the key IFRS to Canadian GAAP differences applicable to Aurizon, assessed the potential impact to the financial statements, note disclosures, and exemptions available on transition. A detailed project plan with timelines and key milestones was completed by the project team and is being constantly updated to take into account any timetable changes as required.

Phase 2

The project team is now completing detailed analysis of each of the key IFRS conversion topics identified, and keeping a constant watch on updated information and changes to IFRS currently in discussion by standard setters. An analysis will be completed for all accounting policies as part of the conversion process, and the team has identified the following initial key areas of assessment:

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Asset Retirement Obligation

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Property, Plant & Equipment

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Stock-based Compensation

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First-time adoption of International Financial Reporting Standards (IFRS 1)

The project team expects to determine specific impacts to financial reporting during the fall of 2009.  This assessment shall be instrumental in determining the approach required for record keeping in 2010, the first year in which IFRS will apply as comparative information in the 2011 financial statements.

THIRD QUARTER REPORT
SEPTEMBER 30, 2009

Phase 3

The project team has developed a draft timetable for the implementation phase of the transition project. This phase will include enacting the accounting policy changes management deems necessary to be in complete compliance with IFRS, developing sample financial statements, implementing internal control and business process changes as required, adapting I.T. systems as necessary, calculating the opening balance sheet at January 1, 2010 and other disclosure requirements and transitional reconciliations.

Phase 4

The post implementation and review phase will involve a continuation of our constant monitoring of changes in IFRS by the International Accounting Standards Board (IASB) and progress on the potential USA adoption of IFRS.

Timing

The table below summarizes the estimated timing of activities related to the Company’s transition to IFRS:

ACTIVITY	ESTIMATED TIMING
• Initial analysis of key areas for which changes to accounting policies may be required	In progress, expected to be completed by December 31, 2009
• Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes or those with accounting policy alternatives	Throughout fiscal 2010
• Assessment of first-time adoption (IFRS 1) requirements and alternatives	Throughout fiscal 2010
• Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives	Q3 (September 30, 2010)
• Resolution of the accounting policy change implications on information technology, internal controls and contractual arrangements	Q3 (September 30, 2010) – Q4 (December 31, 2010)
• Management and employee education and training	Ongoing and throughout the whole transition process
• Quantification of the Financial Statement Impact of changes in accounting policies	Throughout fiscal 2011

Accountability

The Company’s Audit Committee is overseeing the IFRS conversion project and holds Management accountable for a successful IFRS transition.  The Company will continue to communicate progress of this conversion in its upcoming quarterly reports.

THIRD QUARTER REPORT
SEPTEMBER 30, 2009

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal controls over financial reporting during the period ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Risks and Uncertainties

There have been no changes in the Company’s risks and uncertainties during the period ended September 30, 2009 from those described in the 2008 annual financial statements and 2008 Annual Information Form of the Company, filed under the Company’s profile on www.sedar.com.

NON-GAAP MEASURES

a)  Calculation of Adjusted Earnings

Adjusted earnings are calculated by removing the gains and losses, net of income tax, resulting from the mark-to-market revaluation of the Company’s gold and foreign currency price protection contracts, and defense recovery costs, as detailed on the table below.  Adjusted earnings do not constitute a measure recognized by generally accepted accounting principles (GAAP) in Canada or the United States, and do not have a standardized meaning defined by GAAP.  The Company discloses this measure, which is based on its financial statements, to assist in the understanding of the Company’s operating results and financial position.

	3rd Quarter 2009	3rd Quarter 2008	Nine Months 2009	Nine Months 2008
(in thousands of Canadian dollars, except per share amounts)

Earnings as reported	$8,211	$7,108	$26,844	$8,975
Add (deduct) the after-tax effect of:
Unrealized (gain) loss on derivative instruments	(560)	(2,778)	(10,065)	3,858
Recovery of defense costs	-	-	-	(3,220)
Adjusted earnings	$7,651	$4,330	$16,779	$9,613
Adjusted earnings per share	$0.05	$0.03	$0.11	$0.07

THIRD QUARTER REPORT
SEPTEMBER 30, 2009

b)  Total Cash Costs per Gold Ounce

Aurizon has included a non-GAAP performance measure of total cash costs per ounce of gold in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure, but does not have any standardized meaning, and is a non-GAAP measure.  The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Total cash costs per gold ounce are derived from amounts included in the statements of earnings and include mine site operating costs such as mining, processing and administration, but exclude amortization, reclamation costs, financing costs and capital development costs.  These costs are reduced by silver by-product sales and then divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate to arrive at the total cash operating costs per ounce.

c)  Unit Mining Costs per Tonne

Unit mining costs per tonne is a non-GAAP measure and may not be comparable to data prepared by other gold producers.  The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons.  Unit mining costs per tonne is calculated by adjusting operating costs as shown in the Statements of Earnings and Comprehensive Income for inventory adjustments and then dividing by the tonnes of ore processed through the mill.

d)  Operating Profit Margins per Ounce

Operating profit margins per ounce are a non-GAAP measure, and are calculated by subtracting the total cash costs per ounce from the average realized gold price.  For the quarter ended September 30, 2009, the average realized gold price was US$929 less total cash costs of US$392 for a operating profit margin of US$537 per ounce, compared to an average realized gold price of US$845 less total cash costs of US$405 for a operating profit margin of US$440 per ounce for the third quarter of 2008.

For the nine months ended September 30, 2009, the average realized gold price was US$906 less total cash costs of US$385 for a operating profit margin of US$521 per ounce, compared to an average realized gold price of US$880 less total cash costs of US$418 for a operating profit margin of US$462 per ounce for the same period of 2008.

Outstanding Share Data

As of November 2, 2009, Aurizon had 158,978,482 common shares issued and outstanding.  In addition, 7,979,225 incentive stock options, representing 5.0% of outstanding share capital, are outstanding and exercisable into common shares at an average price of $3.75 per share.

Related Party Transactions and Off-balance Sheet Arrangements

The Company has no related party transactions or off-balance sheet arrangements to report.

THIRD QUARTER REPORT
SEPTEMBER 30, 2009

Summary of Quarterly Results

(in thousands of Canadian dollars, except per share amounts)
	3rd Quarter 2009	2nd Quarter 2009	1st Quarter 2009	4th Quarter 2008	3rd Quarter 2008	2nd Quarter 2008	1st Quarter 2008	4th Quarter 2007
Revenue	$44,167	$44,224	$41,566	$37,517	$35,502	$36,299	$35,134	$33,333
Operating costs	18,989	19,085	17,667	16,590	17,025	18,121	16,869	17,470
Administrative and general costs	2,250	2,622	2,794	3,182	1,866	3,313	2,569	2,176
Exploration costs	729	738	1,232	3,116	3,133	2,906	2,272	1,684
Unrealized derivative losses (gains)	(715)	(13,876)	933	5,794	(3,451)	(1,680)	9,922	10,312
Earnings (Loss)	8,211	13,585	5,048	(4,054)	7,108	5,643	(3,776)	(6,450)
Earnings (Loss) per share – basic and diluted	0.05	0.08	0.03	(0.03)	0.05	0.04	(0.03)	(0.04)

Financial results for the last eight quarters reflect higher trending realized Canadian dollar gold prices and relatively stable production costs.  Administrative and general cost fluctuations were impacted by stock based compensation charges and unrealized derivative gains and losses impacted from volatile gold and currency fluctuations.

Common Shares (TSX – ARZ & NYSE Amex – AZK)
	September 30,	December 31,
	2009	2008
Issued	158,937,732	148,068,298
Fully-diluted	166,757,707	156,586,548
Weighted average	158,862,732	147,707,642

Information of a scientific or technical nature was prepared under the supervision of Michel Gilbert, P. Eng., Executive Vice-President, Operations of Aurizon and a qualified person under National Instrument 43-101.

THIRD QUARTER REPORT
SEPTEMBER 30, 2009

Forward Looking Statements and Information

This report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this report is made as of the date of this report.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements with respect to anticipated rates of recovery, timing and amount of future production, anticipated total cash cost per ounce of gold to be produced at the Casa Berardi Mine, currency exchange rates, the future price of gold and the effects thereof, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates and the economic viability thereof, the timing and amount of estimated capital expenditures, costs and timing of the development of new deposits, plans and budgets for and expected  timing and results of exploration activities, permitting time-lines, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation obligations and expenses, title disputes or claims, adequacy of insurance coverage, the availability of qualified labour, acquisition plans and strategies, and the payment of dividends in the future.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this report is based on certain assumptions that the Company believes are reasonable, including the exchange rates of the U.S. and Canadian currency in 2009, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the current mill recovery rates at the Company’s Casa Berardi Mine will continue, that the Company’s current mine plan can be achieved, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves or mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of lower rates of production than expected, of unexpected variations in ore reserves, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at .

AURIZON MINES LTD.
Suite 3120, 666 Burrard Street, Park Place, Vancouver, British Columbia, V6C 2X8
For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer,
at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: ww.aurizon.com          Email: info@aurizon.com

THIRD QUARTER REPORT
SEPTEMBER 30, 2009

 Aurizon Mines Ltd.
Balance Sheets (unaudited)  -  as at

	September 30	December 31
(in thousands of Canadian dollars)	2009	2008
	$	$
ASSETS CURRENT
Cash and cash equivalents	108,005	34,337
Restricted cash (Note 6(b))	-	21,225
Accounts receivable and prepaid expenses	4,755	4,419
Refundable tax credits and mining duties	2,003	5,301
Derivative instrument assets (Note 7(a))	3,666	412
Inventories	10,130	10,145
128,559		75,839
Derivative instrument assets (Note 7(a))	-	1,420
Other assets (Note 3)	2,025	1,553
Property, plant & equipment	54,940	54,761
Mineral properties	125,545	124,378
TOTAL ASSETS	311,069	257,951
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	16,743	15,067
Derivative instrument liabilities (Note 7(a))	12,757	13,727
Current portion of long-term debt (Note 6)	658	21,663
Current provincial mining taxes payable	3,048	1,302
	33,206	51,759
Derivative instrument liabilities (Note 7(a))	-	13,474
Long-term debt (Note 6)	700	9,430
Asset retirement obligations	21,733	20,905
Future income tax liabilities	30,659	17,442
TOTAL LIABILITIES	86,298	113,010
SHAREHOLDERS’ EQUITY
Share capital (Note 4)	247,048	194,647
Contributed surplus (Note 5)	979	872
Stock based compensation	9,491	9,013
Deficit	(32,747)	(59,591)
TOTAL SHAREHOLDERS’ EQUITY	224,771	144,941
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	311,069	257,951

   The attached notes form an integral part of these financial statements.

Approved on behalf of the Board,

Andre Falzon,

Brian Moorhouse,

Director, Chairman of the Audit Committee

Director, Member of the Audit Committee

THIRD QUARTER REPORT
SEPTEMBER 30, 2009

Aurizon Mines Ltd.
Statements of Earnings and Comprehensive Income (unaudited)

	Three months ended September 30		Nine months ended September 30
(in thousands, except per share amounts, of Canadian dollars)	2009	2008	2009	2008
	$	$	$	$
REVENUE
Mining operations	44,167	35,502	129,957	106,935
EXPENSES
Operating	18,989	17,025	55,739	52,015
Depreciation, depletion and accretion	10,147	8,835	27,940	25,045
Administrative and general	2,250	1,866	7,665	7,656
Exploration costs	729	3,133	2,699	8,401
Unrealized derivative (gains) losses (Note 7(a))	(715)	(3,451)	(13,658)	4,792
Interest on long-term debt	159	568	542	2,333
Foreign exchange (gain) loss	(427)	(789)	2,388	(1,887)
Capital taxes	270	136	668	262
Other income (Note 8)	(151)	(501)	(605)	(5,803)
	31,251	26,822	83,378	92,814
Earnings for the period before income taxes	12,916	8,680	46,579	14,121
Current provincial mining taxes	(2,101)	(339)	(6,518)	(836)
Future income tax recovery (expense) relating to provincial mining taxes	189	175	(963)	(1,767)
Future income tax expense	(2,793)	(1,408)	(12,254)	(2,543)
Earnings and comprehensive income for the period	8,211	7,108	26,844	8,975
Earnings per share - basic and diluted	0.05	0.05	0.17	0.06
Weighted average number of common shares outstanding (thousands)	158,863	147,986	155,358	147,604

Aurizon Mines Ltd.

Statements of Deficit (unaudited)

	Three months ended September 30		Nine months ended September 30
(in thousands of Canadian dollars)	2009	2008	2009	2008
	$	$	$	$
Deficit – Beginning of period as previously reported	(40,958)	(62,645)	(59,591)	(69,006)
Retrospective adoption of new accounting standard (Note 2(a))	-	-	-	4,494
Deficit – as adjusted	(40,958)	(62,645)	(59,591)	(64,512)
Earnings for the period	8,211	7,108	26,844	8,975
Deficit – end of period	(32,747)	(55,537)	(32,747)	(55,537)

The attached notes form an integral part of these financial statements.

THIRD QUARTER REPORT
SEPTEMBER 30, 2009

Aurizon Mines Ltd.

Statements of Cash Flow (unaudited)

	Three months ended September 30		Nine months ended September 30
(in thousands of Canadian dollars)	2009	2008	2009	2008
	$	$	$	$
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Earnings for the period	8,211	7,108	26,844	8,975
Adjustments for non-cash items:
Depreciation, depletion, and accretion	10,147	8,835	27,940	25,045
Refundable tax credits	(127)	(554)	(472)	(1,469)
Loss (gain) on sale of property, plant and equipment	-	-	34	(11)
Stock based compensation	516	401	2,081	2,295
Unrealized non-hedge derivative (gains) losses	(715)	(3,451)	(13,658)	4,792
Future income tax expense (recovery) relating to mining duties	(189)	(175)	963	1,767
Future income tax expense	2,793	1,408	12,254	2,543
	20,636	13,572	55,986	43,937
Decrease (increase) in non-cash working capital items (Note 9)	(3,069)	605	3,854	4,767
	17,567	14,177	59,840	48,704
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(1,751)	(1,849)	(9,473)	(5,137)
Mineral properties	(6,571)	(6,842)	(19,489)	(13,952)
Restricted cash proceeds (funding)	30,208	450	21,225	(3,692)
Refundable tax credits	3,298	2,175	3,298	1,640
Derivative instruments	(2,620)	-	(2,620)	-
	22,564	(6,066)	(7,059)	(21,141)
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Issuance of shares, net of costs	358	149	50,705	2,481
Long-term debt	(20,951)	(12,985)	(29,818)	(39,866)
	(20,593)	(12,836)	20,887	(37,385)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	19,538	(4,725)	73,668	(9,822)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	88,467	19,739	34,337	24,836
CASH AND CASH EQUIVALENTS - END OF PERIOD	108,005	15,014	108,005	15,014

    The attached notes form an integral part of these financial statements.

THIRD QUARTER REPORT
SEPTEMBER 30, 2009

Notes to Financial Statements (unaudited)

(all figures in Canadian dollars unless otherwise stated)

1.

Basis of Presentation

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the Company’s audited financial statements for the year ended December 31, 2008.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent audited annual financial statements of the Company.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

2.

Adoption of new accounting standards

a)

Goodwill and intangible assets, CICA section 3064

Handbook Section 3064, “Goodwill and Intangible Assets”, replaces Section 3062, “Goodwill and Other Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and EIC-27, “Revenues and expenditures during the pre-operating period”. This new standard provides guidance for the treatment of pre-production and start-up costs and requires that these costs and related revenues be reflected in earnings.

The Company elected to early-adopt Section 3064, effective January 1, 2008. The Company’s Casa Berardi mine was in pre-production from the fourth quarter of 2006 until the second quarter of 2007, and accordingly, 2006 and 2007 results have been retrospectively restated, as reflected in the Statements of Deficit.

b)

Credit risk and fair value of financial assets and financial liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”.  The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities including derivative instruments.

This standard is applicable to all financial assets and liabilities measured at fair value in interim and annual financial statement periods ending on or after January 20, 2009.  The Company adopted EIC-173 effective January 1, 2009.  The adoption of this standard did not impact the Company’s financial statements.

c)

Mining exploration costs

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs”, which provides guidance with respect to the accounting treatment for and impairment of exploration costs.  In particular, this standard provides guidance with respect to the capitalization of exploration costs on properties that do not contain mineral reserves, and discusses the assessment of impairment on initially capitalized exploration costs.   The Company adopted EIC-174 effective January 1, 2009, and the adoption of this standard had no effect on the Company’s financial statements.

THIRD QUARTER REPORT
SEPTEMBER 30, 2009

3.

Other assets

	September 30, 2009	December 31, 2008
	($000)	($000)
Refundable tax credits	472	-
Refundable mining duties	862	862
Reclamation deposits	391	391
Workers’ compensation premiums	300	300
Total other assets	2,025	1,553

The Company has accrued $0.5 million expected to be received in respect of refundable tax credits relating to eligible exploration expenditures incurred in the first nine months of 2009.

In 2008, the Company began participating in a retrospective workers’ compensation premiums program in which the annual workers’ compensation premiums are based on the Company’s overall safety records and history of incident claims.  As at September 30, 2009, the Company estimates it will receive a refund of $0.3 million in 2013 relating to the premiums paid for the year ended on December 31, 2008.

4.

Share Capital

a)

Authorized:

Unlimited number of common shares without par value.

Unlimited number of Preferred Shares without par value of which 8,050,000 are designated as Series "A" Convertible Preferred Shares (Issued - none) and 1,135,050 are designated as Series "B" Convertible Preferred Shares (Issued - none).

b)

Issued and fully paid:

Common Shares	Shares	Amount
	(000)	($000)
Balance – December 31, 2008	148,068	194,647
Mineral properties payments	54	200
Exercise of stock options	692	2,262
Fair value of options exercised	-	989
Balance – March 31, 2009	148,814	198,098
Bought deal financing	9,709	47,328
Exercise of stock options	265	757
Fair value of options exercised	-	347
Balance – June 30, 2009	158,788	246,530
Exercise of stock options	150	358
Fair value of options exercised	-	160
Balance – September 30, 2009	158,938	247,048

THIRD QUARTER REPORT
SEPTEMBER 30, 2009

4.

Share Capital (continued)

On April 29, 2009, the Company closed a bought deal equity financing whereby the Company issued a total of 9,708,800 common shares at a purchase price of $5.15 per share, for gross proceeds of $50 million.  Net proceeds of the financing after underwriters’ commissions and related costs totalled $47.3 million.

c)

Incentive Stock Options

i)

During the first nine months of 2009, incentive stock options were granted to officers and employees to purchase up to 530,000 shares at a weighted average exercise price of $5.52 per share.  The average fair value of the options granted was estimated at $2.57 per share option on the date of grant based on the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected volatility	60.52%
Risk-free interest rate	1.92%
Expected lives	3.9 Years
Dividend yield	Nil

ii)

Accordingly, in the first nine months of 2009, the Company recorded a stock based compensation expense of $0.6 million relating to the options that vested immediately.  A further stock based compensation expense of $0.8 million will be charged to operations over the vesting period of these options.

iii)

The status of incentive stock options granted to officers, directors and employees as at September 30, 2009 and the changes during period ended on that date are presented below:

	Number of Options (000)	Weighted-average exercise price
Outstanding – December 31, 2008	8,518	$3.51
Granted	250	$6.09
Exercised	(692)	$3.27
Outstanding – March 31, 2009	8,076	$3.61
Exercised	(265)	$2.86
Outstanding – June 30, 2009	7,811	$3.64
Granted	280	$5.01
Exercised	(150)	$2.38
Forfeited	(121)	$4.42
Outstanding – September 30, 2009	7,820	$3.70
Vested and exercisable at the end of the period	5,358	$3.62

d)

Accumulated Other Comprehensive Income

As at September 30, 2009, the Company’s accumulated other comprehensive income balance was nil.

THIRD QUARTER REPORT
SEPTEMBER 30, 2009

5.

Contributed Surplus

	September 30, 2009	December 31, 2008
	($000)	($000)
Contributed surplus – beginning of year	872	837
Forfeited stock options	107	35
Contributed surplus – end of year	979	872

6.

Long-term Debt

	September 30, 2009	December 31, 2008
	($000)	($000)
Casa Berardi loan facility	-	29,161
Capital lease obligations	85	142
Reimbursable government assistance	1,273	1,790
	1,358	31,093
Less current portions:
Casa Berardi loan facility	-	(21,000)
Capital lease obligations	(81)	(77)
Reimbursable government assistance	(577)	(586)
	(658)	(21,663)
Long-term debt	700	9,430

a)

Casa Berardi loan facility

On February 23, 2006, the Company closed a $75 million project loan facility, with a syndicate of banks, to be used for the construction of Casa Berardi. In accordance with the provisions in the credit agreement, the Company elected to repay the loan facility in full on September 30, 2009, totalling $21 million, without penalty.

b)

Restricted cash

As at September 30, 2009, all funds kept in restricted accounts have been released to the Company following the pre-payment of the outstanding principal related to the Casa Berardi project debt facility.

THIRD QUARTER REPORT
SEPTEMBER 30, 2009

7.

Commitments

a)

Derivative positions

The Company’s derivative positions at September 30, 2009 were as follows:

	2009	2010	Total
Gold
US$500 put options purchased - ounces	26,183	65,814	91,997

Call options purchased – ounces	-	16,614	16,614
Average call price per ounce	-	US$863	US$863

Call options sold - ounces	26,183	65,814	91,997
Average call price per ounce	US$895	US$908	US$904

Canadian – U.S. dollars
Forward sales contracts – ‘000 Cad$	-	$18,600	$18,600
Average exchange rate – Cad$/US$	-	1.11	1.11

As at September 30, 2009, the net unrealized mark-to-market loss of the gold derivative positions totalled $9.8 million and the currency derivative position had a net unrealized mark-to-market gain of $0.7 million, for a net unrealized derivative loss of $9.1 million.  The spot gold price and Cad$/US$ exchange rate were US$995.75 and 1.07 respectively as at September 30, 2009.

In August 2009, the Company effectively reduced its exposure to the gold call options sold by purchasing 16,614    ounces of call options that expire in 2010 with an exercise price of US$863 per ounce.  The cost of the purchase,   totalling US$2.4 million, has been reflected on the balance sheet as a derivative instrument asset and changes in the fair value of the call options reflected in earnings.

Certain of the gold and currency contracts were required by the syndicate of lenders in conjunction with the project loan facility. (Note 6).  There are no margin requirements with respect to mark-to-market losses, however there are termination events in the event that certain financial or mineral reserve life ratios are breached.

The current and non-current portions of the mark-to-market values of the derivative positions as at September 30, 2009, are reflected in the balance sheet as follows:

	ASSETS		LIABILITIES
	Current Gains	Non-Current Gains	Current Losses	Non-Current Losses	Total Gains (Losses)
	($000)	($000)	($000)	($000)	($000)

Gold call options purchased	3,001	-	-	-	3,001
Gold call options sold	-	-	(12,757)	-	(12,757)
Currency contracts	665	-	-	-	665
Totals-as at September 30, 2009	3,666	-	(12,757)	-	(9,091)

THIRD QUARTER REPORT
SEPTEMBER 30, 2009

7.

Commitments (continued)

A $16.3 million decrease in the total unrealized loss of $9.1 million, as at September 30, 2009 compared to the $25.4 million loss at the end of 2008, and adjusting for the $2.6 million of call options purchased, resulted in a non-cash derivative gain of $13.7 million for the nine months ended September 30, 2009.

During the three months ended September 30, 2009, a total of 20,026 ounces of gold put options expired, while 20,026 gold call options were exercised at an average price of US$886 per ounce.  In addition, $16.8 million of currency forward contracts matured at an average Cdn/US exchange rate of 1.11.

During the first nine months of the year, a total of 58,659 ounces of gold put options and 2,400 ounces of gold call options respectively expired, while 56,259 ounces of gold call options were exercised at an average price of US$876.  In addition, $39.8 million of currency forward contracts matured during the first nine months of the year at an average Cdn/US exchange rate of 1.11.

b)

Contractual obligations

As at September 30, 2009, the Company has not incurred any significant commitments other than those disclosed in the Company’s 2008 annual financial report.

8.

Other income

	Three months ended September 30		Nine months ended September 30
(in thousands of Canadian dollars)	2009	2008	2009	2008
	$	$	$	$
Recovery of takeover defense costs	-	-	-	4,000
Royalty income	85	95	223	401
Interest income	66	406	416	1,391
Gain (loss) on sale of property, plant and equipment	-	-	(34)	11
Other income	151	501	605	5,803

THIRD QUARTER REPORT
SEPTEMBER 30, 2009

9.

Cash flow information

Analysis of change in non-cash working capital items:

	Three months ended September 30		Nine months ended September 30
(in thousands of Canadian dollars)	2009	2008	2009	2008
	$	$	$	$
Accounts receivable and prepaid expenses	(812)	782	(336)	941
Gold inventory	611	397	4	814
Supplies inventory	(173)	168	(437)	(880)
Non-refundable taxes	270	136	1,202	893
Current provincial mining taxes payable	(20)	339	1,745	836
Accounts payable and accrued liabilities	(2,945)	(1,217)	1,676	2,163
(Increase) decrease in non-cash working capital items	(3,069)	605	3,854	4,767